Exhibit 99.1

Raging Capital Announces its Support for EZchip/Mellanox Transaction

ROCKY HILL, N.J., Jan. 6, 2016 /PRNewswire/ -- Raging Capital Management, LLC ("Raging Capital"), the largest shareholder of EZchip Semiconductor Ltd. (NASDAQ: EZCH) ("EZchip" or the "Company") owning approximately 8.0% of the ordinary shares outstanding, announced today that it supports EZchip's proposed merger with Mellanox Technologies, Ltd. (NASDAQ: MLNX) ("Mellanox") which is scheduled for a shareholder vote at the Extraordinary General Meeting on January 19, 2016.

As Raging Capital has articulated previously, we believe EZchip has leading edge technology, and is well-positioned to capitalize on the emerging trends of SDN/NFV and white box networking and we believe EZchip is worth more than $25.50 per share.  Through our efforts, EZchip and Mellanox agreed to amend their merger agreement to provide for a Go Shop process, but no superior offer emerged from that process.

Consequently, under the current circumstances, we believe the best available option for EZchip's shareholders is to accept the transaction with Mellanox.

We would like to thank the EZchip shareholders as well as the dedicated EZchip employees who have built an amazing company.  You should be proud.

Media Contact:
Hedge Fund Solutions, LLC
Damien Park, 215-325-0514

Investor Contact:
Raging Capital Management, LLC
Kenneth Traub, 609-357-1874